October 15, 2021

VIA EDGAR

Ms. Stacie Gorman

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talon 1 Acquisition Corp Draft Registration Statement on Form S-1 Response to the Staff’s Comments to Response dated August 24, 2021 CIK No. 0001860482

Dear Ms. Gorman and Ms. Lippmann,

On behalf of our client, Talon 1 Acquisition Corp., a Cayman Islands exempted company and incorporated with limited liability (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 20, 2021 regarding the Company’s registration statement on Form S-1 submitted confidentially via EDGAR to the Commission on July 23, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing its amended registration statement on Form S-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Capitalization, page 83

1.

We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your amended and restated memorandum and articles of association qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

•	Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

•

The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

•

The unit of accounting is the individual share as each share has the right to be redeemed at the holders’ option upon a business combination. While the Company’s articles of association stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

The Company has revised its Capitalization table in the Amended Registration Statement to classify all redeemable Class A shares as temporary equity.

*                *                 *

If you have any questions regarding this response, please contact Christopher J. Bellini by telephone at 612-260-9029 or via e-mail at cbellini@cozen.com or Martin T. Schrier by telephone at 305-704-5954 or via e-mail at mschrier@cozen.com.

Very truly yours,

/s/ Christopher J. Bellini
Christopher J. Bellini

cc:

Edward J. Wegel, Chief Executive Officer and Chairman, Talon 1 Acquisition Corp.

Ryan Goepel, Chief Financial Officer, Talon 1 Acquisition Corp.

Jeremy Falk, Chief Operating Officer, Talon 1 Acquisition Corp.

Martin T. Schrier, Member, Cozen O’Connor P.C.

Casey T. Fleck, Partner, Milbank LLP

Brett D. Nadritch, Partner, Milbank LLP